SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Journal Register Company

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

481138105

(CUSIP Number)

Kevin E. Silverman

Third River Capital Management, L.L.C.

221 North LaSalle St., Suite 1906

Chicago, IL 60601

Telephone no. (312) 628-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	481138105

1)	Names of Reporting Persons Third River Capital Management, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 2,993,224
8) Shared Voting Power
9) Sole Dispositive Power 2,993,224
10) Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,993,224 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11)
14)	Type of Reporting Person (See Instructions) CO

CUSIP NO.	481138105

1)	Names of Reporting Persons Robert H. Harper
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 2,993,224
8) Shared Voting Power
9) Sole Dispositive Power 2,993,224
10) Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,993,224 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11)
14)	Type of Reporting Person (See Instructions) IN

CUSIP NO.	481138105

1)	Names of Reporting Persons Lakefront Fund I, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power
8) Shared Voting Power 2,119,053
9) Sole Dispositive Power
10) Shared Dispositive Power 2,119,053

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,053 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11)
14)	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $.01 par value per share, of Journal Register Company, whose address is 790 Township Line Road, Suite 300 Yardley, Pennsylvania 19067.

Item 2.	Identity and Background.

Third River Capital Management, LLC (“TRC”) is an investment advisory firm organized under the laws of the State of Illinois with authority to invest funds in its client accounts and vote securities held in such accounts. Robert H. Harper (“RHH”) is the owner of the majority of the equity interest in, and the Chairman and sole manager of, TRC. Serving as Chairman and sole manager of TRC is his principal occupation. RHH is a citizen of the United States. This statement is filed on behalf of TRC, RHH and Lakefront Fund I, LLC (“LFI”), a company organized under the laws of the State of Illinois and engaged in the business of investing, of which RHH is the sole owner and manager. TRC, RHH and LFI are herein referred to as the “Filing Parties.”

Kevin E. Silverman is the Director of Research of, and an owner of a minority interest in, TRC. Serving as Director of Research is his principal occupation. He is a citizen of the United States.

TRC has caused a number of its client accounts to purchase an aggregate of 2,993,224 shares of Common Stock, $.01 par value per share (“Common Shares”), of Journal Register Company (the “Company”). Of that total number of Common Shares,

(i)	an aggregate of 593,821 Common Shares were acquired through personal and retirement accounts of RHH;

(ii)	an aggregate of 2,119,053 Common Shares were acquired through accounts of LFI;

(iii)	an aggregate of 125,376 Common shares were acquired through TRC client accounts of a company owned by RHH, a limited partnership of which RHH is the sole general partner and a trust established by RHH and as to which he has investment power; and

(iv)	an aggregate of 154,974 Common Shares were acquired through a number of client accounts not owned directly or indirectly by RHH or any entity in which RHH owns an interest.

The address of the principal office of TRC is provided on the cover page of this statement. The address of each of the other Filing Parties and Kevin Silverman is c/o Third River Capital Management, LLC, 221 North LaSalle St., Suite 1906, Chicago, IL 60601.

All of the Filing Parties disclaim membership in a “group” for purposes of Section 13(d of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

During the last five years, none of the Filing Parties nor Kevin Silverman has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds for the purchase of the Common Shares which are the subject of this filing, were obtained from cash or the liquidation of short-term investments held in the TRC client accounts through which the Common Shares were acquired.

Item 4.	Purpose of Transaction.

The Filing Parties acquired beneficial ownership of the Common Shares which are the subject of this filing for investment purposes and with a view to engage in discussion with management and the Board of Directors of the Company concerning the business and future plans of the Company, generally, and with regard to strategies and actions that the Filing Parties believe will enhance the Company’s business, governance, oversight and shareholder value. Such actions could include, without limitation, nominating candidates for director of the Board of Directors of the Company.

The Filing Parties have no current plan or proposal with respect to the Company that relates to or would result in any transaction or matter listed in Item 4 of Schedule 13D of the Securities and Exchange Commission. The Filing Parties reserve the right to change plans and take any and all actions that the Filing Parties may deem appropriate to maximize the value of their investment including among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals and subject to investment plans of the Filing Parties, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Filing Parties may also take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer.

As to each Filing Party, the following table sets forth the aggregate number and percentage (based on the Company’s reporting of there being 39,358,272 Common Shares outstanding as of February 29, 2008) that may be deemed beneficially owned by such Filing Party. TRC has exclusive power to vote and dispose of Common Shares acquired through client accounts, including those of RHH, subject to the right of the account holder to direct TRC to select a different investment strategy for such holder’s account, which may entail sale of securities in such account as part of the change of strategy. The respective client accounts have the right to receive the proceeds of any sale of Common Shares. TRC disclaims any actual beneficial interest in any Common Shares. RHH is involved in investment decisions made by TRC, by virtue of which he may be deemed to have beneficial ownership of Common Shares held in TRC client accounts. RHH disclaims any actual beneficial interest in any Common Shares not held in his accounts or accounts of any company or trust controlled by him. LFI is owned and controlled by RHH but does not itself exercise voting or dispositive control over securities held in its account.

Filing Party	Number of Common Shares	Percentage
TRC	2,993,224	7.6%
RHH	2,993,224	7.6%
LFI	2,119,053	5.38%

Within the last sixty days, beneficial ownership of a total of 1,000,000 Common Shares was acquired by one or more Filing Parties at a price of $.02 per share on August 4, 2008, and beneficial ownership of a total of 1,000,000 Common Shares was acquired by the Filing Parties at a price of $.016 per share on August 5, 2008.

On July 28, 2008, TRC and RHH sold beneficial ownership of 109,978 Common Shares at a price of $.0915 per share. These sales were effected through TRC client accounts not belonging to RHH or entities owned or controlled by RHH.

All of the above trades were effected by TRC in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above in this report, there are no contracts, arrangements, understandings or relationship among the Filing Parties or between the Filing Parties and any person with respect to securities of the Company

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

Third River Capital Management, LLC

By:	/s/ Kevin E. Silverman
Name:	Kevin E. Silverman
Title:	Director of Research

/s/ Robert H. Harper
Robert H. Harper

Lakefront Fund I, LLC

By:	/s/ Robert H. Harper
Name:	Robert H. Harper
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Document
1	Joint Filing Agreement

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 12, 2008 (including amendments thereto) with respect to the Common Stock, $.01 par value, of Journal Register Company. This Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 12, 2008

Third River Capital Management, LLC

By:	/s/ Kevin E. Silverman
Name:	Kevin E. Silverman
Title:	Director of Research

/s/ Robert H. Harper
Robert H. Harper

Lakefront Fund I, LLC

By:	/s/ Robert H. Harper
Name:	Robert H. Harper
Title:	Manager